UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G

Under the Securities Exchange Act of 1934

Amendment No.:  ORIGINAL

Name of Issuer:  Optel, Inc. Class C

Title of Class of Securities: Class C Common Stock

CUSIP Number:  683817100

Check the following line if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:  683817100

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.OF ABOVE PERSON

       Strong Capital Management, Inc.
       39-12130422.
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)
     (b)
3.        SEC USE ONLY
4.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                     Wisconsin
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5.       SOLE VOTING POWER
                                              0
6.       SHARED VOTING POWER
                                              0
7.       SOLE DISPOSITIVE POWER
                        17,825
8.       SHARED DISPOSITIVE POWER
                               0
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             17,825
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)EXCLUDES CERTAIN SHARES
                   N/A
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              7.9%

12.      TYPE OF REPORTING PERSON
                    IA
    CUSIP No.:  683817100
     1.   NAME OF REPORTING PERSON
                Richard S. Strong
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a)
          (b)
     3.   SEC USE ONLY
     4.   CITIZENSHIP OR PLACE OF ORGANIZATION
                        U.S.A.
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
         5.   SOLE VOTING POWER
                            0
        6.   SHARED VOTING POWER
                           0
       7.   SOLE DISPOSITIVE POWER
                            17,825
        8.   SHARED DISPOSITIVE POWER
           0
        9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           17,825
      10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)EXCLUDES  CERTAIN SHARES
                         N/A
     11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             7.9%
     12.  TYPE OF REPORTING PERSON*
                      IN
Item 1 (a).    Name of Issuer:  Optel, Inc.
Item 1 (b).    Address of Issuer's Principal Executive Offices:
                1111 W. Mockingbird Lane, Suite 1000, Dallas, Texas  75247
Item 2 (a).    Name of Persons Filing:

                (1)  Strong Capital Management, Inc.
                (2)  Richard S. Strong

               Attached as Exhibit 1 is a copy of an agreement between the persons filing (as specified above) that this Schedule 13G is being filed on behalf of each of them.

         Item 2 (b). Address of Principal Business Office of each of the persons specified in 2(a) above:

          100 Heritage Reserve, Menomonee Falls,
          Wisconsin  53051

         Item 2 (c).    Citizenship or Place of Organization:

          Strong Capital Management, Inc.
          -Wisconsin corporation

          Richard S. Strong--U.S.A.

         Item 2 (d).    Title of Class of Securities:

         Class C Common Stock
Item 2 (e).    CUSIP Number:683817100
Item 3. The persons filing this Schedule 13G are:

            Strong Capital Management, Inc.-Investment Advisor registered under
            Section 203 of the Investment Advisers Act of 1940.
            Richard S. Strong--Chairman of the Board and the principal shareholder of Strong Capital. (Mr. Strong is joining in this filing on Schedule 13G pursuant to positions taken by the Staff of the SEC authorizing certain individuals in similar situations to join in a filing with a controlled entity eligible to file on Schedule 13G.)

Item 4.   Ownership:

          Reference is made to Items 5-11 on the cover sheets of this Schedule 13G.

          Strong Capital Management, Inc., has been granted discretionary dispositive power over its clients' securities and in some instances has voting power over such securities. Any and all discretionary authority which has been delegated to Strong Capital may be revoked in whole or in part at any time.

          Mr. Strong is joining in this Schedule 13G and reporting beneficial ownership of the same securities beneficially owned by Strong
          Capital Management, Inc., as a result of his position with and stock ownership in Strong
          Capital Management, Inc.  See Item 8.

Item 5.   Ownership of Five Percent or Less of a Class

           X   Not Applicable.

               This statement is being filed to report the fact that, as of the date of this report, the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities.

Item 6. Ownership of More than Five Percent On Behalf of Another Person

          (1)Neither Strong Capital Management, Inc., nor Mr. Strong serves as custodian of the assets of any of Strong Capital Management, Inc.'s clients; accordingly, in each instance only the client or client's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities.

             The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients for which Strong Capital Management, Inc., serves as investment advisor. Any and all discretionary authority which has been delegated to Strong Capital Management, Inc., may be revoked in whole or in part at any time.

         Strong High Yield Bond Fund owns 17,175 shares or 7.6%. The remaining ownership in this filing is owned by various other accounts for which Strong Capital Management, Inc. acts as the investment advisor. None of the other accounts own more than 5% of the class.

          (2)With respect to securities owned by any one of the Strong Funds, only Firstar Bank Milwaukee, N. A., as custodian for each of such Funds, has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. No other person is known to have such right, except that the shareholders of each such Fund participate proportionately in any dividends and distributions so paid.

Item 7.   Identification and Classification of the
          Subsidiary Which Acquired the Security Being
          Reported on by the Parent Holding Company

          Not Applicable.


Item 8. Identification and Classification of Members of the Group

          Strong Capital Management, Inc.,
          a Wisconsin corporation, is an investment advisor registered under Section 203 of the Investment Advisers Act of 1940. Mr. Strong is Chairman of the Board of Strong Capital
          Management, Inc., and beneficially owns
          substantially all of Strong Capital
          Management, Inc.'s outstanding voting
          securities.  Mr. Strong is joining in this
          Schedule 13G because, as a result of his position with and ownership of securities of Strong Capital Management, Inc., Mr. Strong could be deemed to have voting and/or investment power with respect to the shares beneficially owned by Strong Capital
          Management, Inc. Neither the filing of this joint Schedule 13G nor any information contained herein shall be construed as an admission by Mr. Strong of his control or power to influence the control of Strong
          Capital Management, Inc.

Item 9.   Notice of Dissolution of Group

          Not Applicable.

Item 10.  Certification

          By signing below, the undersigned (i) hereby certify that, to the best of their knowledge and belief, the securities reported herein were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect and (ii) hereby declare and affirm that the filing of this Schedule 13G shall not be construed as an admission that either of the reporting persons is the beneficial owner of the securities reported herein, which beneficial ownership is hereby expressly denied (except for such shares, if any, reported herein as beneficially owned by Strong Capital Management, Inc., for its own account or by Mr. Strong for his individual account and not as a result of his position with and ownership of securities of Strong Capital Management, Inc.).

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

     Dated:  1/25/00

                        /s/ Stephen J. Shenkenberg
                        --------------------------------
                        Stephen J. Shenkenberg
                        Vice President
                        STRONG CAPITAL MANAGEMENT, INC.

                        /s/ Richard S. Strong
                        --------------------------
                        Richard S. Strong  Chairman of the Board
                        STRONG CAPITAL MANAGEMENT, INC.

EXHIBIT INDEX


   Exhibit 1.  Joint Filing Agreement

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other reporting person of a statement on Schedule 13G (including amendments thereto) with respect to the Class C Common Stock of Optel, Inc. and that this Agreement be included as an Exhibit to such joint filing.

     This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned hereby executes this Agreement this 25th day of January, 2000.

                             /s/ Stephen J.  Shenkenberg
                             ---------------------------------
                             Stephen J.  Shenkenberg
                             Vice President
                              STRONG CAPITAL MANAGEMENT, INC.


                              /s/ Richard S. Strong
                              -------------------------
                              Richard S.  Strong  Chairman  of the Board
                              STRONG CAPITAL MANAGEMENT, INC.